UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Paradigm Oil and Gas Inc.

(Name of Issuer)

Common Shares, $0.0001 par value per share

(Title of Class of Securities)

69901U306

(CUSIP Number)

September 27, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐ Rule 13d-1(b)

b.	☑ Rule 13d-1(c)

c.	☐ Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    368487203

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Blackbridge Capital, LLC Tax identification number: 46-1044853

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		21,978,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		21,978,000

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	21,978,000 (see Item 4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.99% (see Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.    368487203

Item 1.

(a) Name of Issuer

Paradigm Oil and Gas. (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

2701 Gulf Blvd, Indian Rocks Beach, FL 33785

Item 2.

(a) Name of Person Filing

Blackbridge Capital, LLC

(b) Address of Principal Business Office or, if none, Residence

450 7th Avenue, Suite 601, New York, NY 10123

(c) Citizenship

Incorporated under the laws of the State of Delaware

This Schedule 13G is being filed on behalf of (i) Blackbridge Capital, LLC (“Blackbridge Capital” the “Reporting Person”).

The principal business office of the Reporting Persons is 450 7th Avenue, Suite 601, New York, NY 10123.

(d) Title of Class of Securities

Common shares, no par value per share, of the Issuer (the “Common Shares”)

(e) CUSIP Number

69901U306

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) and (b):

(i) Amount of Shares beneficially owned: 21,978,000

(ii) Percent of Class of Shares owned: 9.99%

(c) (i) Number of shares as to which Blackbridge Capital, LLC has:

(i) Sole power to vote or to direct the vote: 21,978,000.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of 21,978,000.

CUSIP No.    368487203

Item 5.  Ownership of Five Percent or Less of a Class

Blackbridge Capital, LLC owns 9.99 % of the Class of Equity Securities.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10.  Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2014	BLACKBRIDGE CAPITAL, LLC

	By:	Alexander Dillon its Managing Partner

	By:	/s/ Alexander Dillon
Alexander Dillon, Managing Partner